

August 26, 2011

<u>Via E-mail</u>

Mr. Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re:** **Vanguard Natural Resources, LLC**
> **Registration Statement on Form S-4**
> **Filed August 2, 2011**
> **File No. 333-175944**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. Where comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   Please provide us with copies of all materials prepared by RBC or Jefferies regarding a potential business combination of Vanguard and Encore, from the Vanguard-Denbury negotiations forward.

3.   We note the following statement in your joint press release filed with the Form 8-K filed on July 11, 2011: "Under the terms of the definitive agreement, Encore's public unitholders would receive 0.75 Vanguard common units in exchange for each Encore common unit they own at closing, representing…an approximately 51% premium over the December 31, 2010 purchase price paid to Denbury Resources, Inc. (NYSE: DNR) for 45.6% of the Encore common units." With a view toward disclosure, please tell us how you calculated this premium.

4.   Please provide us with copies of the engagement letters for each of the financial advisors.

5.   We note your disclosure at page 24 that upon completion of the merger, Encore common units currently listed on the NYSE will cease to be listed on the NYSE and subsequently will be deregistered under the Exchange Act. Please provide us with your analysis as to why this transaction should not be subject to Exchange Act Rule 13e-3.

Questions and Answers About the Merger and the Special Meetings

Q: How do the Vanguard Conflicts Committee and the Vanguard Board recommend…, page 6

6.   We note your statement here and elsewhere in the filing that the Vanguard Conflicts Committee determined that the merger agreement and the transactions contemplated thereby, were fair and reasonable to Vanguard, the unaffiliated unitholders of Vanguard and, "to the extent necessary or applicable, VNG as its sole member." Please explain this last clause, as it is unclear how VNG could be the sole member of Vanguard.

Summary, page 10

Unitholder Approvals; Acquisition Proposal; Change in Recommendation, page 20

7.   Portions of your summary, particularly the above-captioned section, are difficult to understand. Please revise for clarity, explaining the merger agreement's provisions in simpler terms and adding cross-references to fuller discussion elsewhere in your document as necessary.

The Merger, page 49

8.   We note your statement on page 50 that "Upon completion of the Encore Sponsor Interest Acquisition, Vanguard and Encore continued to operate as independent entities, pursuing opportunities and executing growth strategies in a manner consistent with their respective past practices." Aside from the transactions subject to the business opportunities policy,

if there were instances that required either Vanguard or Encore to take into account their affiliation or otherwise deviate from their respective past practices, please discuss these. For example, discuss whether there was competition between the companies for suppliers or customers, and how this was affected after the Encore Sponsor Interest Acquisitions.

9. With respect to the February 25, 2011 Vanguard Board meeting, please expand to disclose the substance of discussions regarding the future operations of Vanguard and Encore on a stand-alone and combined basis, and the potential synergies and risks discussed.

10. With respect to each proposal or proposed exchange ratio discussed in this section, such as the proposal contemplated at the February 25, 2011 Vanguard Board meeting or the March 24 Proposal or the Encore June 15 counterproposal, please explain how the company arrived at the proposed exchange ratio.

11. We note that the Vanguard Conflicts Committee and the Encore Conflicts Committee both considered as potentially negative factors the fact that the exchange ratio was fixed. Please disclose whether the parties considered an adjustable or non-fixed ratio, and discuss why or why not.

12. We note your disclosure on page 57 that on July 9, 2011, VNG, as the sole member of Encore GP, gave its written approval of the merger. From this statement, it appears that VNG gave its approval on behalf of Encore GP. As such, please explain in better detail who on behalf of VNG gave this approval, and how they came to that conclusion. Expand to disclose what considerations they gave, if any, to the interests of Encore GP and Encore in deciding to give this approval. With respect to any approval on behalf of Encore GP, explain the difference between the approval given by VNG and the approval given by the full Encore Board, as discussed on page 58.

13. We note your disclosure on page 62 that no third party approached the Encore Conflicts Committee or its advisors proposing an alternative transaction. Please disclose whether Encore or the Encore Conflicts Committee contacted third parties to solicit alternate bids or obtain expressions of interest, and explain why or why not. In your discussion, explain the basis for the Encore Conflicts Committee's belief, as disclosed on page 62, that the exchange ratio provided for in the merger agreement was the highest consideration that could be obtained.

14. Please disclose to what extent the Encore Conflicts Committee considered contemporaneous analyst ratings and estimates in its assessment of the fairness of Vanguard's successive offers.

15. Please disclose to what extent the Encore Conflicts Committee considered the dilutive impact of the proposed merger on distributions to Encore unitholders vis-à-vis deal fairness.

16.   Please disclose whether the Encore Conflicts Committee considered any price protection mechanisms.

17.   We note your disclosure regarding the standstill agreement and the confidentiality agreement executed on April 29, 2011. Please disclose the material terms of these agreements and file the agreements as exhibits to your registration statement.

18.   Please confirm to us that each of the advisors had all necessary data to conduct each analysis described. Otherwise, for each analysis for which the advisor had only partial data, disclose which data was missing.

19.   Disclose whether the companies will obtain updated fairness opinions in the event that any of the assumptions no longer is accurate. For example, with regard to forecasts, there likely will be additional historical financial information available for both companies prior to the time of the special meetings.

20.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the merger transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize all the presentations made by RBC, Jefferies and any other outside parties during the course of the meetings you have described. In this regard, we note that you suggest that the reader should read the attached opinions by the fairness advisors, and you state that the opinions disclose "assumptions made, procedures followed, matters considered and limits on the scope of the review" in connection with each opinion. The proxy statement / prospectus should discuss these matters. Please revise to eliminate any suggestion that the required information only appears elsewhere. See Item 1015(b)(6) of Regulation M-A.

21.   It appears inaccurate to suggest that reading the actual opinions will provide the reader with any additional substantive information, given the brevity of the opinions and the apparent absence of additional material information. Please eliminate any suggestions to the contrary, or explain to us why you disagree.

22.   If you have not done so, please disclose all criteria used by each of RBC and Jefferies to determine the constituents of the peer group and the comparable public companies, respectively. For example, please disclose how the selected companies compared with Vanguard or Encore in terms of ratio of aggregate value, size, etc. Please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

23.   Similarly, with respect to the selection of the comparative transactions, please disclose the criteria Jefferies used to determine the comparative transactions to be used for

analysis. For example, please disclose whether the chosen comparative transactions included an acquirer that already owned a significant equity stake in the target. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

24.   Please disclose Jefferies' compensation, including whether compensation for their opinion is contingent upon the consummation of the merger.

25.   We note your disclosure regarding the various valuation procedures that Jefferies used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, explain the intermediary step of how Jefferies calculated the Implied Merger Consideration Value from the proposed exchange ratio and the closing price of Vanguard common units on July 8, 2011. As another example, explain how Encore management and Vanguard management arrived at the estimated 2011 DCFPU and 2012 DCFPU figures that were provided to Jefferies. Please note that these examples are not intended to be an exhaustive list.

26.   Please refer to the following statement at page 74: "Except as otherwise expressly provided in our engagement letter with the Conflicts Committee and the GP, as the general partner of ENP, our opinion may not be used or referred to by ENP, or quoted or disclosed to any person in any matter, without our prior written consent." This suggests that public Encore unitholders may not rely on Jefferies' opinion. Please revise to state unequivocally that Jefferies is consenting to the inclusion of the opinion with this proxy statement / prospectus.

Pending Litigation, page 85

27.   Please provide us with a copy of each of the complaints filed in connection with the proposed merger, including any amended or consolidated complaints.

Certain Relationships; Interests of Certain Persons in the Merger, page 111

28.   Please provide the information required by Item 402(t) of Regulation S-K. Please also advise us as to whether Exchange Act Rule 14a-21 is applicable.

Material U.S. Federal Income Tax Consequences of the Merger, page 134

Tax Consequences of the Merger to Encore and Its Unitholders, page 135

29.   Please refer to the following sentence at page 135: "Please read the discussion of the opinion of Vinson & Elkins that Vanguard is classified as a partnership for U.S. federal income tax purposes under "U.S. Federal Income Taxation of Ownership of Vanguard Common Units — Partnership Status" below." A similar reference appears at the top of page 136. Please clarify the reference, which we believe should be to "Tax Consequences of Holding Vanguard Common Units — Taxation of the Partnership — Partnership Status."

30.   Please refer to the following sentences at page 135: "Additionally, the discussion below assumes that all of the liabilities of Encore and its subsidiaries that are deemed assumed by Vanguard in the merger as described below qualify for an exception to the 'disguised sale' rules. Encore and Vanguard believe that such liabilities qualify for one or more of the exceptions to the 'disguised sale' rules and intend to take the position that neither Encore nor Vanguard will recognize any income or gain as a result of the 'disguised sale' rules." Please tell us why counsel cannot opine as to this aspect of the merger.

31.   Please refer to the following sentences at pages 135-136: "For U.S. federal income tax purposes, the merger is intended to be a 'merger' of Vanguard and Encore within the meaning of Treasury regulations promulgated under Section 708 of the Internal Revenue Code, with Vanguard being treated as the continuing partnership and Encore being treated as the terminated partnership. Assuming the merger is treated as such…." Please tell us why counsel cannot opine that the merger will be treated as a merger within the meaning of the Treasury regulations cited.

32.   Please refer to the following sentence at page 136: "The discussion below also assumes that Encore will be classified as a partnership for U.S. federal income tax purposes at the time of the merger." Please tell us why counsel cannot opine as to this tax treatment.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief